Sun Hydraulics Corporation

1500 West University Parkway

Sarasota, FL 34243

December 16, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

RE: Sun Hydraulics Corporation

Form 10-K for the Fiscal Year Ended December 29, 2007

Filed March 12, 2008

Schedule 14A Filed on April 25, 2008

Forms 10-Q for the Fiscal Quarters Ended March 29, 2008 and

June 28, 2008

File No. 0-21835

Dear Mr. O’Brien:

On behalf of Sun Hydraulics Corporation (“the Company”), I am writing in response to the comments set forth in your letter addressed to the undersigned dated December 2, 2008 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

Comment 1

13. Income Taxes, page 42

1. We note your response to comment 6 in our letter dated November 3, 2008. Please help us better understand management's decisions to repatriate $5 million and $6 million of foreign earnings during fiscal year 2006 and July 2008, respectively.

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We note that you repatriated $5 million of foreign earnings to take advantage of favorable tax rates in fiscal year 2006. Please provide us with a comprehensive explanation of the facts and circumstances surrounding your decision in fiscal year 2006. Please ensure your response addresses each of the following in addition to other material information used by management to make their decision:

•	State the specific favorable tax rates (e.g., US federal income tax rate, etc.) that were taken, advantage of.

•	Quantify the favorable tax rates used in fiscal year 2006 and the tax rates that were in place before the change.

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Quantify the impact on the financial statements from repatriating the foreign earnings using the favorable tax rates and what the impact would have been to repatriate these foreign earnings under the previous tax rates. Ensure your explanation clearly communicates the amount you saved by repatriating the earnings using the favorable tax rates as compared to the previous tax rates.

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Explain why the tax rates changed, including when the favorable tax rate change occurred; if the favorable tax rates were temporary changes or permanent changes; and if the favorable tax rates had occurred previously.

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We further note that you repatriated $6 million of foreign earnings to take advantage of favorable foreign currency exchange rates in July 2008. Please provide us with a comprehensive explanation of the facts and circumstances surrounding your decision in July 2008. Please ensure your response addresses each of the following in addition to other material information used by management to make their decision:

•	State the foreign currency exchange rates that were considered favorable.

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Quantify those foreign currency exchange rates used in July 2008 and what those foreign currency exchanges rates were as of December 31, 2007. State whether these favorable foreign currency exchange rates were ever at these rates.

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Quantify the financial statements impact for repatriating the foreign earnings at these favorable foreign currency exchange rates during July 2008. Quantify the financial statements impact had you repatriated the $6 million as of December 31, 2007 using the foreign currency exchange rates for that period. Ensure you clearly communicate the amount you saved by repatriating the earnings using the favorable foreign currency exchange rates in July 2008 as compared to the foreign currency exchange rates for December 31, 2007.

•	Tell us the business purpose of repatriating foreign earnings when foreign currency exchange rates are favorable, as the US parent company did not need the cash.

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We note your statement on page 43 of the December 31, 2007 Form 10-K, "In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations." Please provide us with the following regarding your foreign tax credits and the limitations regarding their use/recognition:

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Please quantify the amount of unrecognized foreign tax credits that could be used to offset any deferred tax liability recognized for your cumulative foreign earnings. Please also quantity the deferred tax asset that would be recognized for these foreign tax credits.

•	Please explain to us the restrictions for recognizing a deferred tax asset for your foreign tax credits.

Response to Comment 1

The Company has the ability and intent to indefinitely invest all current and future undistributed earnings. There is a need for capital overseas, and such earnings are not needed to support U.S. operations.

The Company has completed an analysis of all unremitted earnings of its foreign subsidiaries in accordance with paragraph 12 of Accounting Principles Board Opinion 23 and gathered the following evidence to support its indefinite investment assertion:

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The Company has reviewed the forecasts for both the U.S. parent and each non-U.S. subsidiary. The U.S. parent forecasts earnings from continuing operations to be sufficient to meet all operating needs, capital asset acquisition and allow for the payment of dividends consistent with the Company’s recent history. The Company does not need its non-U.S. earnings to operate effectively in the U.S. In addition, the non-U.S. subsidiaries forecasts call for them to retain current and future earnings to meet their operating and capital asset needs. The Company’s non-U.S. subsidiaries continue to use earnings to pay their operating expenses and to invest in their businesses. The Company’s German and U.K. operations will both add over $0.5 million dollars in fixed assets in 2008 and will continue to add fixed assets in the future. In addition, the Company regularly contemplates European and Asian acquisitions and growth opportunities using non-U.S. funds. At the end of September 2008, European and Asian sales were up 19% and 18%, respectively, compared to the previous year. Sales in 2007 increased 32% and 29% in Europe and Asia, respectively. These sales are supported by the Company’s non-U.S. subsidiaries. Based on the growth in these areas, and the consolidation of the Company’s industry, management believes it is prudent to explore all possible opportunities for acquisitions around the globe, including direct investment by non-U.S. subsidiaries.

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Management has reviewed the financial requirements of both the parent and the subsidiaries for the long and short term. In addition to the sufficiency of operating cash noted above, the U.S. parent currently has approximately $21.5 million of available cash and a $35 million line of credit available. The U.S. parent and all of the Company’s subsidiaries have historically had sufficient cash available from operations to meet their working capital and capital asset needs. There is no indication that excess earnings of any non-U.S. subsidiary will be needed by the U.S. parent or any other subsidiary anywhere in the chain.

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The Company has reviewed its past history of dividends and the particular reasons for such dividends are further described below. Management believes that these two unique situations did not alter its plans to continue to indefinitely reinvest the earnings of all non-U.S. subsidiaries.

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The Company has reviewed the tax consequences of the decision to remit earnings in the two situations described below and to permanently reinvest all other earnings. As noted below, the 2006 transaction resulted in what management considered to be a favorable effective tax rate. The 2008 transaction did not result in an effective tax rate that was quite as favorable, however management felt the effective tax rate was acceptable given the favorable foreign currency exchange rates.

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The Company considered any restrictions on remittances in loan agreements or imposed by foreign governments noting that no such restrictions exist. The Company currently has no debt obligations in the U.S., does not have a stock repurchase plan or any other agreements in place that would require dividends from the non-U.S. subsidiaries to the parent.

•	The Company considered any U.S. Government programs designed to influence remittances noting that there were none in place at the time of the transactions discussed below.

The repatriations that occurred in 2006 and 2008 resulted from unique circumstances.

There were unique circumstances regarding the repatriations that occurred in 2006 and July 2008. The Company believes that these unique facts and circumstances do not call into question past or future assertions regarding intent and ability to reinvest indefinitely.

2006 repatriation. In 2003, the Company recognized a deemed dividend for investment in US property due to the use of its foreign subsidiaries’ stock as a pledge to obtain debt. This deemed inclusion created a balance of previously taxed income that could be distributed free from further tax in the U.S. In the fourth quarter of 2006, the Company decided to repatriate $1 million from its UK subsidiary and $4 million from its German subsidiary. The dividend received from the UK was a distribution of previously taxed income, while the distribution from Germany was a taxable dividend. The Company was able to utilize foreign tax credits for approximately 88% of the taxes due on the German dividend. The Company did not experience a change in tax rates. However, the combination of previously taxed income and foreign tax credits resulted in a $5.0 million distribution to the US at an effective tax rate of 4.7%.

The Company had not been able to distribute the full amount of previously taxed earnings in previous years due to the cash required for its non-U.S. subsidiaries to operate. In the fourth quarter of 2006, management determined that the U.K. subsidiary had sufficient cash to complete the distribution of previously taxed income. In conjunction with the decision to repatriate the amount of previously taxed income, management concluded that it would repatriate excess cash available from its German subsidiary in addition to the U.K. distribution. The Company viewed this as a one-time realignment of working capital, and did not intend to repatriate any remaining current and future earnings. At the time, the Company could not foresee the impact that foreign exchange rates would have on the German cash balance in 2008.

The Company, in its initial response, did not intend to imply that there were favorable statutory tax rates in effect. Rather, the Company benefited from a favorable effective tax rate on the dividend due to its previously taxed income and foreign tax credits.

2008 repatriation. The economy and foreign exchange rate in July 2008 made it advantageous for the Company to repatriate $6.0 million in earnings from its German subsidiary. As hereafter explained, the Company did not believe that it was in its best interest to leave the money in Germany given the potential gain from favorable currency rates. During 2008, the Euro reached unprecedented levels peaking at approximately $1.60 per Euro. The average foreign exchange rates were $1.25, $1.26, and $1.37 per Euro, in 2005, 2006, and 2007, respectively. The foreign exchange rate in July 2008 was $1.56 per Euro, which the Company considered favorable.

Comparison of rates at July 2008 and December 2007.

As requested by the Staff, a comparison of rates at July 2008 to December 2007 is provided below; however, the decision to repatriate in July was primarily driven by the economic outlook for the US Dollar. In July 2008, the Company reviewed reports from Goldman Sachs and Deutsche Bank, forecasting the twelve-month rate of the US Dollar to strengthen to $1.45 to $1.40 per Euro. The Company’s gain from foreign currency would have decreased by $423 to $615 thousand at these rates. The current rate is approximately $1.34 per Euro. At the current rate, the Company would have lost approximately $850 thousand due to exchange rates had it not repatriated the funds.

Instead, on July 30, 2008, the Company repatriated $6.0 million at a rate of $1.56 per Euro, and recognized tax expense of approximately $771 thousand, net of foreign tax credits of approximately $2.0 million. The foreign exchange rate at December 31, 2007 was $1.47 per Euro. Had the Company repatriated cash at the end of 2007 at $1.47 per Euro, the Company would have received $5.7 million, and recognized tax expense of approximately $656 thousand, net of foreign tax credits of approximately $2.0 million. The repatriation in July 2008 as opposed to December 2007 resulted in an additional gain on foreign currency of $346 thousand and net savings of approximately $231 thousand.

As explained above, based on the extraordinarily high foreign exchange rates in July and the economic outlook of the US dollar, the Company deemed it appropriate to capture the gains recognized by the foreign exchange rates.

Consistent with APB 23, in both 2006 and 2008, the Company provided for current period income taxes (net of any available foreign tax credits) when it became apparent that a portion of the undistributed earnings of its subsidiaries was going to be remitted in the foreseeable future.

No need or intention to repatriate non-U.S. earnings.

The Company in July 2008 did not repatriate all undistributed earnings in Germany. The Company repatriated what management determined to be the excess cash available at the time. The German subsidiary maintained the necessary cash required for current and ongoing operating expenses and working capital changes. In July 2008, the U.S. dollar was expected to strengthen against the British Pound and Korean Won, as well as the Euro. However, due to the volumes of cash on hand and working capital requirements in the Company’s U.K. and Korea subsidiaries, no dividend was declared.

The Company currently has approximately $12.1 million of unrecognized foreign tax credits that could be used to offset any deferred tax liability recognized for its cumulative foreign earnings. The Company would recognize the full amount of the deferred tax asset for these foreign tax credits. Currently, the Company has sufficient foreign earnings and foreign source income to support the deferred tax asset.

To reiterate, due to the unique facts and circumstances, the Company does not believe that these repatriations call into question past or future assertions regarding intent and ability to reinvest indefinitely. The Company has the ability and intent to indefinitely invest current and future non-U.S. earnings.

We would be happy to discuss any portion of the above response with the Staff if further clarification is considered necessary.

Sun Hydraulics acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the question in the Staff’s December 2, 2008 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

Sun Hydraulics Corporation

By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer

Cc:	Allen Carlson, Chief Executive Officer, Sun Hydraulics Corporation
Gregory C. Yadley, Esq., Shumaker, Loop & Kendrick, LLP
Dan Johnson, Shareholder, Kirkland, Russ, Murphy & Tapp, P.A.